EXHIBIT 12.1
UTi WORLDWIDE INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Year ended January 31,
	2006	2005	2004	2003	2002

Pre-tax income from continuing operations (net of minority interest in net income)	$127,892	$95,950	$59,771	$43,294	$28,477

Add fixed charges computed below	36,034	25,849	23,227	16,254	13,542

Consolidated earnings available for Fixed Charges	$163,926	$121,799	$82,998	$59,548	$42,019

Consolidated Fixed Charges

Interest expense per financial statements	$8,814	$4,586	$5,840	$5,127	$5,312

Portion of rentals (1/3) representing an interest factor	27,220	21,263	17,387	11,127	8,230

Consolidated Fixed Charges	$36,034	$25,849	$23,227	$16,254	$13,542

Consolidated Ratio of Earnings to Fixed Charges	4.5x	4.7x	3.6x	3.7x	3.1x